[Letterhead of Cabela’s Incorporated]

February 24, 2014
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Jennifer Thompson, Accounting Branch Chief

Re:	Cabela’s Incorporated SEC Staff Comment Letter dated February 12, 2014 File No. 1-32227
Dear Ms. Thompson:
This letter is to confirm the telephone conversation that our outside counsel had with Jarrett Torno on February 19, 2014, in which we respectfully requested, and we were advised that the SEC Staff would grant us, an extension until March 13, 2014, to respond to the above-referenced letter. We greatly appreciate the SEC Staff’s willingness to accommodate our extension request.
Please contact me at (308) 255-1888 if you have any questions regarding this letter.
Sincerely,

/s/ Ralph W. Castner

Ralph W. Castner
Executive Vice President and
Chief Financial Officer